Exhibit 99.1

The Result of Extraordinary General Meeting of Shareholders

Agenda 1: Election of Inside Director

Number of Inside Director Elected: 1 Director

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term
Recommended by
Choi, Jeong- Woo	April 10, 1957

(Present) President & Representative Director,

POSCO Chemtech

President & Representative Director, POSCO

(Head of Corporate Strategy & Finance Center)

Senior Executive Vice President and Inside

Director, POSCO

(Head of Corporate Strategy & Finance Center)

Senior Executive Vice President,

Representative Director, POSCO Daewoo

Executive Vice President, POSCO

(Corporate Audit Dept.)

Senior Vice President, POSCO E&C

(Corporate Strategy Dept.)

			None	None	Until Ordinary General Meeting of Shareholders in 2021